Auryn Completes Strategic Investment by Goldcorp Inc.

Vancouver, British Columbia – January 24, 2017 – Auryn Resources Inc. (TSX: AUG, OTCQX: GGTCF) (“Auryn” or the “Company”) is pleased to announce that it has completed the equity placement with Goldcorp Inc. (“Goldcorp”) (TSX:G, NYSE:GG), as well as the equity placement of flow-through common shares, announced on January 9, 2017. The Company has received gross proceeds of C$41,172,311.46 by issuing 9,542,402 common shares, of which an aggregate of 4,590,818 shares were issued as flow-through common shares sold by a syndicate of agents led by Beacon Securities Limited and including Echelon Wealth Partners Inc., Haywood Securities Inc. and PI Financial Corp. Goldcorp now owns a 12.5% interest in the outstanding common shares of the Company and has the right to maintain this percentage interest subject to certain obligations in an Investor Rights and Obligations Agreement.

Of the shares ultimately purchased by Goldcorp, 4,590,818 were first issued to third party investors as flow-through shares at a price C$5.01 per share and the remaining 4,951,584 common shares were purchased directly by Goldcorp at a price of C$3.67 per share. Goldcorp’s total investment in Auryn amounted to C$35,020,615.34.

The net proceeds of the placements will be used to fund exploration on Auryn’s mineral projects. All securities issued in connection with the placement are subject to a four-month hold period.

Shawn Wallace, President and CEO, commented that “We are very pleased to have completed this financing with Goldcorp as our strategic investor. With the necessary financial resources at our disposal, our management and technical teams will now focus on conducting exploration and drilling across our entire portfolio in order to create value through discovery for our stakeholders and shareholders.”

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay gold project located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

“Shawn Wallace”
President and CEO of Auryn Resources Inc.

For further information on Auryn Resources Inc., please contact Jay Adelaar, Manager of Investor Relations at (778) 729-0600.

Forward Looking Information

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes our plans implement exploration programs which will enhance shareholder value. These statements or graphical information involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.